May 03, 2016

Mr Brad Skinner
Office of Natural Resources
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549


Sasol Limited
Form 20-F for the Fiscal Year Ended June 30, 2015
Filed October 9, 2015
File No. 1-31615

Comment Letter dated April 28, 2016

Dear Sirs,

We acknowledge receipt of your comment letter dated
April 28, 2016 with respect to Sasol Limited's Form 20-F for the fiscal year ended June 30, 2015 filed on October 9, 2015 on File No. 1-31615.

We estimate that we will be in position to respond to your questions by no later than June 13, 2016.

Yours faithfully



/s/ Mr B Nqwababa
Chief Financial Officer






Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors:  MSV Gantsho (Chairman)
DE Constable (President & Chief Executive Officer)(Canadian)
C Beggs  HG Dijkgraaf (Dutch) VN Fakude (Executive) NNA Matyumza
IN Mkhize ZM Mkhize MJN Njeke B Nqwababa (Executive)
PJ Robertson (British and American) S Westwell (British)

Company Secretary: VD Kahla